EXHIBIT (12)

ENGELHARD CORPORATION
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2005	2004	2003	2002	2001

Earnings from continuing operations before provision for income taxes and cumulative effect of an accounting change	$305.4	$294.6	$305.3	$237.9	$305.2

Add/(deduct)

Portion of rents representative of the interest factor	10.8	11.2	11.9	11.6	8.4

Interest on indebtedness	33.7	23.7	24.3	27.4	47.3

Equity dividends	15.4	21.6	24.6	3.9	4.2

Equity in (earnings) losses of affiliates	(32.6)	(37.6)	(39.4)	(16.2)	(29.1)

Earnings, as adjusted	$332.7	$313.5	$326.7	$264.6	$336.0

Fixed Charges

Portion of rents representative of the interest factor	$10.8	$11.2	$11.9	$11.6	$8.4

Interest on indebtedness	33.7	23.7	24.3	27.4	47.3

Capitalized interest	3.0	2.4	3.0	3.0	3.0

Fixed charges	$47.5	$37.3	$39.2	$42.0	$58.7

Ratio of Earnings to Fixed Charges	7.00	8.40	8.33	6.30	5.72